News Release



NORTHGATE MINERALS CORPORATION
Stock Symbols: TSX: NGX, AMEX: NXG
Website: www.northgateminerals.com

NORTHGATE REPORTS RECORD GOLD PRODUCTION
2004 CASH COST OF $137 PER OUNCE

VANCOUVER, January 10, 2005 (*All figures in US dollars except where noted*) – Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) today reported record quarterly and annual operating results from the Kemess mine located in north central British Columbia.

2004 Highlights

- Record annual gold production of 303,475 ounces

- Record quarterly gold production of 94,673 ounces in the fourth quarter

- Record annual copper production of 78.3 million pounds

- Record quarterly copper production of 23.9 million pounds in the fourth quarter

- Record low annual cash cost of $137 per ounce

- Record low quarterly cash cost of $116 per ounce in the fourth quarter

- Record quarterly mill throughput record for hypogene ore of 52,136 tonnes per day

- Record annual mining productivity of 826 tonnes moved per man shift

Ken Stowe, President and CEO, commented, "The Kemess mine finished the year extremely strongly, setting records for quarterly gold and copper production and recording the lowest quarterly cash cost in the history of the mine. I wish to acknowledge the efforts of each and every one of our employees who worked together to achieve these significant accomplishments. 2004 marks the fifth year in a row that annual metal output at Kemess has increased. I am especially pleased to report that for the third year in a row, we delivered the metal production that we forecast to our shareholders at the beginning of the year and did so at a cash cost of only $137 per ounce."

Overview of Operations

The Kemess mine posted record gold and copper production of 94,673 ounces and 23.9 million pounds respectively, in the fourth quarter of 2004. This record production was the result of record mill throughput for hypogene ore of 52,136 tonnes per day combined with above-average ore grades. Over the course of 2004, ore grades and quarterly metal production varied considerably as different areas of the Kemess pit were mined as scheduled. For the full year, the grade of ore milled was close to the Kemess South reserve grade and metal production was consistent with the forecast released by Northgate at the beginning of 2004.

The cash cost of production at Kemess in the fourth quarter was $116 per ounce bringing the average 2004 cash cost to $137 per ounce. Both these figures represent records for the Kemess mine. Record copper production and strong copper prices, which averaged $1.40 per pound for the fourth quarter and $1.30 per pound for the full year, generated these excellent results in spite of the strengthening Canadian dollar and the unusually large amount of waste stripping (1.9:1 versus the life of mine average of 1:1) that was completed during the year. Using the Gold Institute methodology, which many other gold companies use, cash costs at Kemess were $70 per ounce in the fourth quarter and $83 per ounce for the entire year.

Northgate's audited financial results for the year ended December 31, 2004 are scheduled for release on February 24, 2005 and the Corporation's regular quarterly investor conference call will be held at 10 am (Eastern Standard Time) the following day.

2004 Kemess Mine Production

(100% of production basis)	4Q 04	4Q 03	2004	2003
Ore plus waste mined (tonnes)	13,637,789	14,480,180	56,000,000	53,872,000
Ore mined (tonnes)	4,831968	5,466,208	19,329,000	18,633,000
Stripping ratio (waste/ore)	1.82	1.65	1.90	1.88
Tonnes milled (ore)	4,796,471	4,584,324	18,589,662	18,632,837
Average mill operating rate (tpd)	52,136	49,830	50,791	51,049
Gold grade (gmt)	0.876	0.744	0.735	0.702
Copper grade (%)	0.270	0.261	0.231	0.225
Gold recovery (%)	70	71	69	70
Copper recovery (%)	84	84	83	82
Gold production (ounces)	94,673	78,761	303,475	294,117
Copper production (000's pounds)	23,856	22,165	78,291	76,177
Productivity measures:				
Tonnes mined per shift worked	842	880	826	803
Tonnes milled per shift worked	280	293	290	281
Cash Cost ($/ounce) (1)				
Full Absorption Method	116	185	137	219
Gold Institute Method	70	145	83	175

Note: (1) 2004 cash cost figures are unaudited estimates and are subject to revision.

****

Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the 300,000-ounce per year Kemess mine in north-central British Columbia and the adjacent Kemess North deposit, which contains a Proven and Probable Reserve of 4.1 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

Forward-Looking Statements

This news release includes certain "forward-looking statements" within the meaning of section 21E of the *United States Securities Exchange Act of 1934*, as amended. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk Factors" in Northgate's 2003 Annual Report and under the heading "Trends, Risks and Uncertainties" in Northgate's 2003 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Mr. Ken G. Stowe   **Mr. Jon A. Douglas**
President and Chief Executive Officer   *Senior Vice President and Chief Financial*
416-216-2772   *Officer*
                                                               416-216-2774